SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3

                             MOHAWK INDUSTRIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    60819010
                                 (CUSIP Number)

                                   S.H. Sharpe
                             Chief Financial Officer
                                  Aladdin Mills
                                2001 Antioch Road
                             Dalton, Georgia  30721
                                 (706) 277-1100

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 15, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box | |.

    Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 (Page 1 of 52)


         CUSIP NO. 60819010                      Page 2 of  52 Pages


         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Alan S. Lorberbaum
                   ###-##-####

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only

         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares                          2,595,319
         Beneficially        8.   Shared Voting Power
         Owned by                        9,600,000
         Each Reporting      9.   Sole Dispositive Power
         Person With                     2,595,319
                             10.  Shared Dispositive Power
                                         9,600,000

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              12,195,319

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              Approximately 35.5%

         14.  Type of Reporting Person

              IN

         CUSIP NO. 60819010                      Page 3 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Shirley Lorberbaum
                   ###-##-####

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares                                100
         Beneficially        8.   Shared Voting Power
         Owned by                        9,600,000
         Each Reporting      9.   Sole Dispositive Power
         Person With                           100
                             10.  Shared Dispositive Power
                                         9,600,000

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              9,600,100

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              Approximately 27.9%

         14.  Type of Reporting Person

              IN

         CUSIP NO. 60819010                      Page 4 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Jeffrey Lorberbaum
                   ###-##-####

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares                           411,417
         Beneficially        8.   Shared Voting Power
         Owned by
         Each Reporting      9.   Sole Dispositive Power
         Person With                      411,417
                             10.  Shared Dispositive Power


         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
                 421,417

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              Approximately  1.2%

         14.  Type of Reporting Person

              IN

         CUSIP NO. 60819010                      Page 5 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Mark Lorberbaum
                   ###-##-####

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO, PF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares                           65,281
         Beneficially        8.   Shared Voting Power
         Owned by
         Each Reporting      9.   Sole Dispositive Power
         Person With                      65,281
                             10.  Shared Dispositive Power


         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
                 87,281

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              Approximately   .3%

         14.  Type of Reporting Person

              IN

         CUSIP NO. 60819010                      Page 6 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Suzanne L. Helen
                   ###-##-####

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares                            65,357
         Beneficially        8.   Shared Voting Power
         Owned by
         Each Reporting      9.   Sole Dispositive Power
         Person With                       65,357
                             10.  Shared Dispositive Power


         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
                 65,357

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              Approximately   .2%

         14.  Type of Reporting Person

              IN

         CUSIP NO. 60819010                      Page 7 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   S.H. Sharpe
                   ###-##-####

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares                          351,821
         Beneficially        8.   Shared Voting Power
         Owned by
         Each Reporting      9.   Sole Dispositive Power
         Person With                      351,821
                             10.  Shared Dispositive Power


         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
                351,821

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              Approximately  1.0%

         14.  Type of Reporting Person

              IN

         CUSIP NO. 60819010                      Page 8 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Joseph Yarbrough
                   ###-##-####

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares                          50,000
         Beneficially        8.   Shared Voting Power
         Owned by                             0
         Each Reporting      9.   Sole Dispositive Power
         Person With                     50,000
                             10.  Shared Dispositive Power
                                              0

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              53,000

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              Approximately .2%

         14.  Type of Reporting Person

              IN

         CUSIP NO. 60819010                      Page 9 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   The Jeffrey Lorberbaum Life Trust
                   58-6242318

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

              Organized under the laws of the State of Georgia

         Number of           7.   Sole Voting Power
         Shares                            0
         Beneficially        8.   Shared Voting Power
         Owned by                          0
         Each Reporting      9.   Sole Dispositive Power
         Person With                       0
                             10.  Shared Dispositive Power
                                           0

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              0

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              None

         14.  Type of Reporting Person

              OO

         CUSIP NO. 60819010                      Page 10 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   The Mark Lorberbaum Life Trust
                   58-6242328

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                Organized under the laws of the State of Georgia

         Number of           7.   Sole Voting Power
         Shares                            0
         Beneficially        8.   Shared Voting Power
         Owned by                          0
         Each Reporting      9.   Sole Dispositive Power
         Person With                       0
                             10.  Shared Dispositive Power
                                           0

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
                 0

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              None

         14.  Type of Reporting Person

              OO

         CUSIP NO. 60819010                      Page 11 of  52 Pages


         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   The Suzanne L. Helen Life Trust
                   58-6242317

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                Organized under the laws of the State of Georgia

         Number of           7.   Sole Voting Power
         Shares                            0
         Beneficially        8.   Shared Voting Power
         Owned by                          0
         Each Reporting      9.   Sole Dispositive Power
         Person With                       0
                             10.  Shared Dispositive Power
                                           0

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              0

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              None

         14.  Type of Reporting Person

              OO

         CUSIP NO. 60819010                      Page 12 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Stephen Sharpe
                   ###-##-####

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares                         169,338
         Beneficially        8.   Shared Voting Power
         Owned by                        10,000
         Each Reporting      9.   Sole Dispositive Power
         Person With                    169,338
                             10.  Shared Dispositive Power
                                         10,000

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              179,338

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/


         13.  Percent of Class Represented by Amount in Row (11)

              Approximately .5%

         14.  Type of Reporting Person

              IN

         CUSIP NO. 60819010                      Page 13 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Lynne Mozley
                   ###-##-####

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares                         164,538
         Beneficially        8.   Shared Voting Power
         Owned by                        10,000
         Each Reporting      9.   Sole Dispositive Power
         Person With                    164,538
                             10.  Shared Dispositive Power
                                         10,000

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              174,538

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/


         13.  Percent of Class Represented by Amount in Row (11)

              Approximately .5%

         14.  Type of Reporting Person

              IN

         CUSIP NO. 60819010                      Page 14 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   The Lauren A. Lorberbaum Accumulation Trust
                   58-6242327

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                Organized under the laws of the State of Georgia

         Number of           7.   Sole Voting Power
         Shares                           0
         Beneficially        8.   Shared Voting Power
         Owned by                         0
         Each Reporting      9.   Sole Dispositive Power
         Person With                      0
                             10.  Shared Dispositive Power
                                          0

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              0

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              None

         14.  Type of Reporting Person

              OO

         CUSIP NO. 60819010                      Page 15 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   The Brian Lorberbaum Accumulation Trust
                   58-6242329

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                Organized under the laws of the State of Georgia

         Number of           7.   Sole Voting Power
         Shares                           0
         Beneficially        8.   Shared Voting Power
         Owned by                         0
         Each Reporting      9.   Sole Dispositive Power
         Person With                      0
                             10.  Shared Dispositive Power
                                          0

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              0

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              None

         14.  Type of Reporting Person

              OO

         CUSIP NO. 60819010                      Page 16 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   The Katherine N. Helen Accumulation Trust
                   58-6242325

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                Organized under the laws of the State of Georgia

         Number of           7.   Sole Voting Power
         Shares                           0
         Beneficially        8.   Shared Voting Power
         Owned by                         0
         Each Reporting      9.   Sole Dispositive Power
         Person With                      0
                             10.  Shared Dispositive Power
                                          0

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              0

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              None

         14.  Type of Reporting Person

              OO

         CUSIP NO. 60819010                      Page 17 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   The Jan Erik Helen Accumulation Trust
                   58-6242331

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only


         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                Organized under the laws of the State of Georgia

         Number of           7.   Sole Voting Power
         Shares                           0
         Beneficially        8.   Shared Voting Power
         Owned by                         0
         Each Reporting      9.   Sole Dispositive Power
         Person With                      0
                             10.  Shared Dispositive Power
                                          0

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              0

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              None

         14.  Type of Reporting Person

              OO

         CUSIP NO. 60819010                      Page 18 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Barry L. Hoffman
                   ###-##-####

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only

         4.   Source of Funds

              OO, PF

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                United States

         Number of           7.   Sole Voting Power
         Shares                            3,000
         Beneficially        8.   Shared Voting Power
         Owned by                      9,600,000
         Each Reporting      9.   Sole Dispositive Power
         Person With                       3,000
                             10.  Shared Dispositive Power
                                       9,600,000

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              9,603,000

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              Approximately 28.0%

         14.  Type of Reporting Person

              IN

         CUSIP NO. 60819010                      Page 19 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   Aladdin Partners, L.P.
                   58-2237243

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only

         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                Georgia

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                       9,600,000
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                        9,600,000

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              9,600,000

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              Approximately 27.9%

         14.  Type of Reporting Person

              PN

         CUSIP NO. 60819010                      Page 20 of  52 Pages

         1.   Name of Reporting Person
              S.S. or I.R.S. Identification No. of Above Person

                   ASL Management Corporation
                   58-2235816

         2.   Check the Appropriate Box if a Member of a Group
                                                         (a) / /
                                                         (b) /X/

         3.   SEC Use Only

         4.   Source of Funds

              OO

         5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                         / /

         6.   Citizenship or Place of Organization

                Georgia

         Number of           7.   Sole Voting Power
         Shares
         Beneficially        8.   Shared Voting Power
         Owned by                      9,600,000
         Each Reporting      9.   Sole Dispositive Power
         Person With
                             10.  Shared Dispositive Power
                                       9,600,000

         11.  Aggregate Amount Beneficially Owned by Each Reporting
              Person
              9,600,000

         12.  Check if the Aggregate Amount in Row (11) Excludes Cer-
              tain Shares                                /X/

         13.  Percent of Class Represented by Amount in Row (11)

              Approximately 27.9%

         14.  Type of Reporting Person

              CO

                        AMENDMENT NO. 3 TO SCHEDULE 13D


                   The Statement on Schedule 13D jointly filed on March 7, 1994, as amended by the Amendment No. 1 filed on April 6, 1994 and Amendment No. 2 filed on February 7, 1995 (the "Schedule 13D"), by Alan Lorberbaum, Shirley Lorberbaum, Jeffrey Lorberbaum, Mark Lorberbaum, Suzanne L. Helen, S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Accumulation Trust, The Jan Erik Helen Accumulation Trust and Barry L. Hoffman (collectively, the "Initial Reporting Persons") pursuant to a Joint Filing Agreement dated as of March 7, 1994, is hereby amended and restated in accordance with Rule 101(a)(2)(ii) of Regulation S-T.

         Item 1.  Security and Issuer

                   This Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of Mohawk Industries, Inc., a Delaware corporation ("Mohawk"). The address of the principal executive offices of Mohawk is Post Office Box 12069, 160 South Industrial Boulevard, Calhoun, Georgia 30703.

         Item 2.  Identity and Background

                   This statement is being filed by Alan Lorberbaum, Shirley Lorberbaum, Jeffrey Lorberbaum, Mark Lorberbaum, Su-zanne L. Helen, S.H. Sharpe, Joseph Yarbrough, The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne L. Helen Life Trust, Stephen Sharpe, Lynne Mozley, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorb-erbaum Accumulation Trust, The Katherine N. Helen Accumula-tion Trust, The Jan Erik Helen Accumulation Trust, Barry L. Hoffman, Aladdin Partners, L.P. (the "Partnership") and ASL Management Corporation ("ASL") (collectively, the "Reporting Persons").


                   I.     (a)  Alan Lorberbaum
                          (b)  Alan Lorberbaum's business address is:
                               Aladdin Mills
                               2001 Antioch Road
                               Dalton, Georgia 30720
                          (c)  Alan Lorberbaum is a director of Mohawk
                               and a consultant to Mohawk.
                          (f)  Alan Lorberbaum is a citizen of the
                               United States.





                   II.    (a)  Shirley Lorberbaum
                          (b)  Shirley Lorberbaum's business address
                               is:
                               Aladdin Mills
                               2001 Antioch Road
                               Dalton, Georgia 30720
                          (c)  Shirley Lorberbaum is the Director of
                               Public Relations for Aladdin Mills,
                               currently a division of Mohawk and for-
                               merly, as Aladdin Mills, Inc., a Geor-
                               gia corporation ("Aladdin").  Aladdin
                               is engaged in the manufacture of car-
                               pets and rugs.  The address of Aladdin
                               is 2001 Antioch Road, Dalton, Georgia
                               30721.
                          (f)  Shirley Lorberbaum is a citizen of the
                               United States.

                   III.   (a)  Jeffrey Lorberbaum
                          (b)  Jeffrey Lorberbaum's business address
                               is:
                               Aladdin Mills
                               2001 Antioch Road
                               Dalton, Georgia 30720
                          (c)  Jeffrey Lorberbaum is the President and
                               Chief Operating Officer and a director
                               of Mohawk and the President and Chief
                               Executive Officer of Aladdin.
                          (f)  Jeffrey Lorberbaum is a citizen of the
                               United States.

                   IV.    (a)  Mark Lorberbaum
                          (b)  Mark Lorberbaum's business address is:
                               Aladdin Mills
                               1320 N.W. 163rd Street
                               Miami, Florida 33169
                          (c)  Mark Lorberbaum is a Vice President of
                               Aladdin.
                          (f)  Mark Lorberbaum is a citizen of the
                               United States.

                   V.     (a)  Suzanne L. Helen
                          (b)  Suzanne L. Helen's residential address
                               is:
                               9605 E. Poundstone Place
                               Greenwood Village, Colorado 80111
                          (c)  Suzanne L. Helen is a homemaker.
                          (f)  Suzanne L. Helen is a citizen of the
                               United States.








                   VI.    (a)  S.H. Sharpe
                          (b)  S.H. Sharpe's business address is:
                               Aladdin Mills
                               2001 Antioch Road
                               Dalton, Georgia 30720
                          (c)  S.H. Sharpe is Executive Vice President
                               and Chief Financial Officer of Aladdin.
                          (f)  S.H. Sharpe is a citizen of the
                               United States.

                   VII.   (a)  Joseph Yarbrough
                          (b)  Mr. Yarbrough's business address is:
                               Aladdin Mills
                               2001 Antioch Road
                               Dalton, Georgia 30720
                          (c)  Mr. Yarbrough is a Vice President of
                               Aladdin.
                          (f)  Mr. Yarbrough is a citizen of the
                               United States.

                   VIII.  (a)  The Jeffrey Lorberbaum Life Trust
                          (b)  The address of The Jeffrey Lorberbaum
                               Life Trust is:
                               P. O. Box 2208
                               Dalton, Georgia 30722
                          (c)  Not applicable
                          (f)  The Jeffrey Lorberbaum Life Trust
                               is organized under the laws of the
                               State of Georgia.

                   IX.    (a)  The Mark Lorberbaum Life Trust
                          (b)  The address of The Mark Lorberbaum Life
                               Trust is:
                               P. O. Box 2208
                               Dalton, Georgia 30722
                          (c)  Not applicable
                          (f)  The Mark Lorberbaum Life Trust
                               is organized under the laws of the
                               State of Georgia.

                   X.     (a)  The Suzanne L. Helen Life Trust
                          (b)  The address of The Suzanne L. Helen
                               Life Trust is:
                               P. O. Box 2208
                               Dalton, Georgia 30722
                          (c)  Not applicable
                          (f)  The Suzanne L. Helen Life Trust
                               is organized under the laws of the
                               State of Georgia.







                   XI.    (a)  Stephen Sharpe
                          (b)  Stephen Sharpe's business address is:
                               Hardwick Bank & Trust Company
                               Hardwick Square
                               P.O. Box 1367
                               Dalton, Georgia 30720.
                          (c)  Stephen Sharpe is a Vice President of
                               Hardwick Bank & Trust Company, a com-
                               mercial bank, the address of which is:
                               Hardwick Square
                               P.O. Box 1367
                               Dalton, Georgia 30720
                          (f)  Stephen Sharpe is a citizen of the
                               United States.

                   XII.   (a)  Lynne Mozley
                          (b)  Lynne Mozley's residential address is:
                               508 Knoll Point
                               Woodstock, Georgia 30188
                          (c)  Lynne Mozley is a homemaker.
                          (f)  Lynne Mozley is a citizen of the
                               United States.

                   XIII.  (a)  The Lauren A. Lorberbaum Accumulation
                               Trust
                          (b)  The address of The Lauren A. Lorberbaum
                               Accumulation Trust is:
                               P. O. Box 2208
                               Dalton, Georgia 30722
                          (c)  Not applicable
                          (f)  The Lauren A. Lorberbaum Accumulation
                               Trust is organized under the laws of
                               the State of Georgia.

                   XIV.   (a)  The Brian Lorberbaum Accumulation Trust
                          (b)  The address of The Brian Lorberbaum Ac-
                               cumulation Trust is:
                               P. O. Box 2208
                               Dalton, Georgia 30722
                          (c)  Not applicable
                          (f)  The Brian Lorberbaum Accumulation Trust
                               is organized under the laws of
                               the State of Georgia.

                   XV.    (a)  The Katherine N. Helen Accumulation
                               Trust
                          (b)  The address of The Katherine N. Helen
                               Accumulation Trust is:
                               P. O. Box 2208
                               Dalton, Georgia 30722
                          (c)  Not applicable






                          (f)  The Katherine N. Helen Accumulation
                               Trust is organized under the laws of
                               the State of Georgia.


                   XVI.   (a)  The Jan Erik Helen Accumulation Trust
                          (b)  The address of The Jan Erik Helen Ac-
                               cumulation Trust is:
                               P. O. Box 2208
                               Dalton, Georgia 30722
                          (c)  Not applicable
                          (f)  The Jan Erik Helen Accumulation Trust
                               is organized under the laws of the
                               State of Georgia.

                   XVII.  (a)  Barry L. Hoffman
                          (b)  Barry L. Hoffman's business address is:
                               Joseph Decosimo & Company
                               1100 Tallan Building
                               Two Union Square
                               Chattanooga, TN 37402
                          (c)  Barry L. Hoffman is a tax partner in
                               Joseph Decosimo & Company, a firm of
                               certified public accountants, the busi-
                               ness address of which is:
                               1100 Tallan Building
                               Two Union Square
                               Chattanooga, TN 37402
                          (f)  Barry L. Hoffman is a citizen of the
                               United States.

                   XVIII. (a)  Aladdin Partners, L.P.
                          (b)  The business address and principal of-
                               fice of the Partnership is:
                               822 Atkinson Drive
                               Dalton, Georgia  30720
                          (c)  Not applicable
                          (f)  The Partnership is organized under the
                               laws of the State of Georgia.

                   XIX.   (a)  ASL Management Corporation
                          (b)  The business address and principal of-
                               fice of ASL is:
                               822 Atkinson Drive
                               Dalton, Georgia  30720
                          (c)  Not applicable
                          (f)  ASL is organized under the laws of the
                               State of Georgia.

                   The general partners of the Partnership are ASL, Jeffrey Lorberbaum, Mark Lorberbaum, Suzanne L. Helen and






         S.H. Sharpe. Alan S. Lorberbaum and Shirley Lorberbaum own 71.5% and 28.5%, respectively, of the common stock of ASL. The directors of ASL are Alan S. Lorberbaum, Shirley Lorb-erbaum and Barry L. Hoffman. Alan S. Lorberbaum, Chairman of the Board, Chief Executive Officer and Secretary, is the sole executive officer of ASL. The principal business of ASL is to act as a general partner of the Partnership. The princi-pal business of the Partnership is investment.

                   None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (exclud-ing traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such pro-ceeding was or is subject to a judgment, decree or final or-der enjoining future violations of, or prohibiting or mandat-ing activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration

                   On February 25, 1994, pursuant to the Agreement and Plan of Merger, dated as of December 3, 1993 and amended as of January 17, 1994, among Mohawk, AMI Acquisition Corp. ("Sub"), Aladdin and, with respect to Articles X, XI and XII thereof, the shareholders of Aladdin (the "Merger Agree-ment"), Sub was merged with and into Aladdin (the "Merger"), and Aladdin became a wholly-owned direct subsidiary of Mo-hawk. At the effective time of the Merger, the shares of common stock of Aladdin beneficially owned by the Initial Re-porting Persons were converted into an aggregate of 13,562,224 shares of Common Stock plus cash in lieu of frac-tional shares. Therefore, upon consummation of the Merger, the Initial Reporting Persons in the aggregate acquired ben-eficial ownership of 13,562,224 shares of Common Stock.

                   On March 29, 1996, the Limited Partnership Agree-ment of the Partnership was entered into by and among Alan S. Lorberbaum, Jeffrey Lorberbaum, Mark Lorberbaum, S.H. Sharpe, Suzanne L. Helen and ASL; Mark Lorberbaum, S.H. Sharpe and Barry L. Hoffman, as trustees of The Jeffrey Lorberbaum Life Trust, dated December 21, 1989; Jeffrey Lorberbaum, S.H. Sharpe and Barry L. Hoffman, as trustees of The Mark Lorber-baum Life Trust, dated December 21, 1989; Jeffrey Lorberbaum, S.H. Sharpe and Barry L. Hoffman, as trustees of The Suzanne
         L. Helen Life Trust, dated December 21, 1989; Mark Lorber-baum, and Barry L. Hoffman, as trustees of The Brian Lorber-baum Accumulation Trust, dated December 21, 1989; Mark Lorb-erbaum, and Barry L. Hoffman, as trustees of The Lauren A. Lorberbaum Accumulation Trust, dated December 21, 1989; Mark Lorberbaum and Jeffrey Lorberbaum, as trustees of The Jan Erik Helen Accumulation Trust, dated December 21, 1989; and





         Mark Lorberbaum and Jeffrey Lorberbaum, as trustees of The Katherine N. Helen Accumulation Trust, dated December 21, 1989 (the "Partnership Agreement").

                   Effective as of April 15, 1996, Alan S. Lorberbaum contributed 109,245 shares of Common Stock and Shirley Lorb-erbaum contributed 41,755 shares of Common Stock to ASL in exchange for common stock of ASL. (Such contributions shall be referred to herein as the "ASL Transfer".)

                   Effective as of April 15, 1996, the following per-sons or entities contributed the number of shares of Common Stock listed after each of such person's or entity's name to the Partnership in exchange for units of limited partnership interest in the Partnership: Alan S. Lorberbaum (8,024,494 shares), S.H. Sharpe (50,000 shares), The Jeffrey Lorberbaum Life Trust (327,730 shares), The Mark Lorberbaum Life Trust (327,730 shares), The Suzanne L. Helen Life Trust (327,730 shares), The Brian Lorberbaum Accumulation Trust (72,829 shares), The Lauren A. Lorberbaum Accumulation Trust (72,829 shares), The Jan Erik Helen Accumulation Trust (72,829 shares and The Katherine M. Helen Accumulation Trust (72,829 shares). Effective as of April 15, 1996, the following per-sons or entities contributed the number of shares of Common Stock listed after each of such person or entity's name to the Partnership in exchange for general partner interests in the Partnership: ASL (151,000 shares), Jeffrey Lorberbaum (30,000 shares), Mark Lorberbaum (30,000 shares), Suzanne L. Helen (30,000 shares) and S.H. Sharpe (10,000 shares). (Such contributions of shares of Common Stock to the Partnership shall be referred to herein as the "Partnership Transfers".) As a result of the Partnership Transfers, ASL, with a 1.57292% general partner interest, is the holder of the ma-jority in interest, and control, of the 2.61458% general partner interest of the Partnership. Jeffrey Lorberbaum, Mark Lorberbaum, Suzanne L. Helen and S.H. Sharpe hold a 0.31250%, a 0.31250%, a 0.31250% and a 0.10416% general part-
         ner interest, respectively.

                   Effective as of April 16, 1996, Alan S. Lorberbaum transferred his entire limited partner interest to The Lorb-erbaum Children's Trust ("Children's Trust") and The Lorber-baum Family Trust (the "Family Trust"), and S.H. Sharpe transferred his entire limited partnership interest to the S.H. Sharpe Grandchildren Trust (the "Sharpe Trust"), and the Children's Trust, the Family Trust and the Sharpe Trust were admitted as limited partners to the Partnership pursuant to the First Amendment of Partnership Agreement of Aladdin Part-ners, L.P., dated April 16, 1996 (the "First Amendment").
         The Children's Trust is for the benefit of Alan S. Lorberbaum's children, Jeffrey Lorberbaum, Mark Lorberbaum






         and Suzanne L. Helen, and their descendants, the Family Trust is for the benefit of Alan S. Lorberbaum's grandchildren and their descendants, and the Sharpe Trust is for the benefit of the grandchildren of S.H. Sharpe (who are the children of Stephen Sharpe and Lynne Mozley).

                   The foregoing response to this Item 3 is qualified in its entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit 2 hereto and incorpo-rated herein by this reference, and the Partnership Agreement and the First Amendment, the full texts of which are filed as Exhibits 8 and 10 hereto and incorporated herein by this ref-erence.

                   In addition to the transactions described above, Barry L. Hoffman used personal funds to acquire 3,000 shares, Suzanne L. Helen acquired 1,000 shares of Common Stock on margin, and Mark Lorberbaum used personal funds to acquire 4,900 shares of Common Stock and option contracts to purchase 22,000 shares of Common Stock, as is more fully described in
         Item 5, below.

         Item 4.  Purpose of Transaction

                   In the aggregate, the Initial Reporting Persons acquired beneficial ownership of 13,562,224 shares of Common Stock as a result of the consummation of the Merger described in Item 3 above.

                   Pursuant to the Merger Agreement, at the request (or requests), as the case may be, of the holders of a major-ity of the shares of Common Stock held by the Initial Report-ing Persons, or, under certain circumstances, their transfer-ees, Mohawk was required to increase the number of directors on its Board of Directors by one or two directors. Mohawk was also required to cause one, or if requested by such hold-ers, two persons designated by such holders to be appointed to Mohawk's Board of Directors in specified classes. At the request (or requests) of such holders, Mohawk is required to nominate up to two persons designated by such holders for election or reelection, as the case may be, to the Board of Directors of Mohawk and to use its best efforts to cause such nominees to be elected to Mohawk's Board. Pursuant to the foregoing provisions of the Merger Agreement, on March 4, 1994, the holder of the majority of the shares of Common Stock issued in the Merger requested that Mohawk appoint Jef-frey Lorberbaum and Alan S. Lorberbaum to the Mohawk Board. Jeffrey Lorberbaum is the son of Alan S. Lorberbaum. At such time as the Initial Reporting Persons have disposed of 50% or more of the Common Stock issued to them in the Merger, Mohawk shall be required to nominate only one nominee as described above to the Mohawk board, and at such time as the Initial






         Reporting Persons have disposed of 75% or more of the Common Stock issued to them in the Merger, Mohawk shall no longer be required to nominate any of such nominees to the Mohawk
         Board.

                   Certain of the Initial Reporting Persons may be deemed to be affiliates ("Affiliates") of Aladdin for pur-poses of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"). Such Affiliates may not sell their shares of Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares, or in compli-ance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration require-ments of the Securities Act. Each such Affiliate (Alan Lorb-erbaum, Shirley Lorberbaum, Jeffrey Lorberbaum, S.H. Sharpe and Joseph Yarbrough) has agreed that he or she will not of-fer to sell, or otherwise dispose of any shares of Common Stock received in the Merger, except in compliance with the Securities Act.

                   The Partnership Transfers described in Item 3 hereof, were made for estate planning purposes and to con-solidate and maintain the continuity of ownership of the Com-mon Stock by the Lorberbaum family and its business associ-ates and the ability of such family to influence the affairs of Mohawk.

                   It is the current intention of Stephen Sharpe to make a gift of at least 200 shares of Common Stock to a non-profit organization and possibly to sell up to 500 shares of Common Stock. It is the current intention of Mark Lorberbaum to make additional purchases of Common Stock.

                   The Reporting Persons may change any of their cur-rent intentions, acquire additional shares of Common Stock or sell or otherwise dispose of all or any part of the Common Stock beneficially owned by them, or take any other action with respect to Mohawk or any of its debt or equity securi-ties in any manner permitted by law. Except as disclosed in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instruc-tions to Item 4 of Schedule 13D.

                   Each of the Reporting Persons has made, constituted and appointed Alan Lorberbaum, Jeffrey Lorberbaum and S.H. Sharpe, or any of them, their true and lawful attorneys-in-fact to execute any and all instruments in his or her name, necessary or advisable to comply with Sections 13(d) of the







         Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any rules, regulations and requirements of the Se-curities and Exchange Commission promulgated pursuant thereto, in connection with his or her direct or indirect beneficial ownership of Common Stock, and any and all amend-ments thereto and to file the same with all exhibits thereto and other documents in connection therewith.

                   The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit 2 hereto, the Regis-tration Rights Agreement and the Letter Agreement, as defined and described in Item 6 below, the full texts of which are filed as Exhibits 3 and 7 hereto, respectively, the Joint Filing Agreement, the full text of which is filed as Exhibit 1 hereto, the Partnership Agreement and the First Amendment, the full texts of which are filed as Exhibits 8 and 10 hereto, and the Amendment to the Joint Filing Agreement, the full text of which is filed as Exhibit 9 hereto.

         Item 5.  Interest in Securities of the Issuer

              (a)(b) Schedule I hereto sets forth the shares of Common Stock owned of record and which may be deemed to be beneficially owned by each of the Reporting Persons, and is incorporated herein by this reference.

                   In the aggregate, the Reporting Persons may be deemed beneficially to own 13,521,171 shares of Common Stock, or 39.4% of the 34,350,572 shares reported to be outstanding as of May 1, 1996, as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended March 30, 1996. Each Re-porting Person listed in Item 5(a) hereby expressly declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for purposes of
         Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any of the listed securities, except with respect to shares of Common Stock for which such Reporting Person has sole voting and dispositive power unless otherwise stated herein, and except for the beneficial ownership by the Partnership of the 9,600,000 shares of Common Stock held by the Partnership, or that the Reporting Persons are a group pursuant to Section 13(d)(3) of the Exchange Act.

              (c) The following transactions have been made during the 60 days preceding the date of this Amendment. Joseph Yarbrough sold 5,553 shares of Common Stock at a price of $15.75 per share on May 2, 1996. Such shares of Common Stock were disposed of through a broker in a transaction on the NASDAQ National Market (the "NMS").








                   The description of the ASL Transfer and the Part-nership Transfers described in Item 3 is incorporated herein by reference. In addition, in transactions which were ef-fected more than 60 days prior to the filing of this amended and restated Schedule 13D, Joseph Yarbrough sold a total of 68,500 shares of Common Stock in various transactions, through brokers, on the NMS, and transferred 1,000 shares of Common Stock to each of five of his children as a gift; Mark Lorberbaum sold 5,000 shares of Common Stock and, using per-sonal funds, purchased 4,900 shares of Common Stock in trans-actions, through brokers, on the NMS, and also purchased op-tion contracts, which are currently exercisable, on a total of 22,000 shares of Common Stock; Barry L. Hoffman acquired, using personal funds, 3,000 shares of Common Stock in an em-ployee benefit plan, through brokers, in transactions on the NMS; Suzanne L. Helen acquired, on margin, 1,000 shares of Common Stock and sold 1,000 shares of Common Stock, through brokers, in transactions on the NMS; and S.H. Sharpe granted, as gifts, 2,400 shares of Common Stock to each of his daugh-ter Lynne Mozley, his son Stephen Sharpe, The Lauren Kyle Mo-zley Trust, The Austin Hamilton Mozley Trust, The Jacob Stephen Mozley Trust (The Lauren Kyle Mozley Trust, The Aus-tin Hamilton Mozley Trust and The Jacob Stephen Mozley Trust being herein referred to as the "Mozley Trusts") and The David Hamilton Sharpe Trust, and 10,000 shares to the Sharpe Trust. The Mozley Trusts are for the benefit of children of Lynne Mozley, and The David Hamilton Sharpe Trust is for the benefit of the son of Stephen Sharpe. S.H. Sharpe has re-tained no interest in the corpus of such trusts, and has no voting or dispositive powers over the shares of Common Stock owned by such trusts. Stephen Sharpe, as the sole Trustee of the Mozley Trusts, has sole voting and dispositive power over the shares held thereby and disclaims beneficial ownership thereof. Lynne Mozley, as sole Trustee of The David Hamilton Sharpe Trust, has sole voting and dispositive power over such shares and disclaims beneficial ownership thereof. As Co-Trustees of the Sharpe Trust, Lynne Mozley and Stephen Sharpe, who share voting and dispositive power over the shares held by such trust, disclaim the beneficial ownership of shares of Common Stock held by the Sharpe Trust. Joseph Yarbrough disclaims beneficial ownership of any of the shares transferred to his children.

                   In addition, on May 23, 1994, Mohawk granted Joseph Yarbrough options to purchase 7,500 shares of Common Stock, of which options to purchase 3,000 shares are exercisable within 60 days. On May 23, 1995, Mohawk granted Jeffrey Lorberbaum options to purchase 50,000 shares of Common Stock, of which 10,000 are exercisable within 60 days.








              (e) As a result of the Partnership Transfers, the fol-lowing entities have ceased, effective as of the date of such Partnership Transfers, to be the beneficial owners of any of the Common Stock: The Jeffrey Lorberbaum Life Trust, The Mark Lorberbaum Life Trust, The Suzanne Helen Life Trust, The Lauren A. Lorberbaum Accumulation Trust, The Brian Lorberbaum Accumulation Trust, The Katherine N. Helen Life Trust and The Jan Erik Helen Accumulation Trust.

         Item 6.  Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                   The responses to Item 3, Item 4 and Item 5 are in-corporated herein by this reference.

         Certain Provisions of the Merger Agreement

                   Operations of Aladdin. As a result of the Merger, Aladdin became a wholly owned subsidiary of Mohawk. Pursuant to the Merger Agreement, Jeffrey Lorberbaum and S.H. Sharpe, and three persons designated by Mohawk, were elected by Mo-hawk to the Board of Directors of Aladdin. Effective March 18, 1996, Aladdin Mills, Inc. contributed all of its assets and liabilities to Aladdin Manufacturing Corporation ("Alad-din Manufacturing"), an indirect, wholly-owned subsidiary of Mohawk, and was dissolved, and Aladdin became a division of Mohawk. S.H. Sharpe serves as a vice president of Aladdin Manufacturing.

                   The Merger Agreement provides that, except as re-quired by law or regulation or with the consent of a commit-tee consisting of three persons designated by the holders of a majority of the shares of Common Stock held by the Initial Reporting Persons and three individuals designated by Mohawk (the "Aladdin Benefits Committee"), neither Mohawk nor Alad-din will: (i) discharge any Aladdin Key Employee (as that term is defined in the Merger Agreement) within three years of the effective time of the Merger, (ii) discharge any Alad-din Non-Key Employee (as that term is defined in the Merger Agreement) within one year of the closing date of the Merger, which occurred on February 25, 1994 (the "Closing Date"), or
         (iii) change, modify or decrease the salary, annual bonus, or any employment benefits or perquisites of any Aladdin Em-ployee (as that term is defined in the Merger Agreement) within three years of the Closing Date (other than discharges of Aladdin Non-Key Employees discussed above). For purposes of eligibility, vesting and accrual of benefits under all em-ployee benefit plans of Mohawk and its subsidiaries, service with Aladdin and its subsidiaries is considered service with







         Mohawk and its subsidiaries. In no event is any Aladdin Em-ployee to be treated less favorably than any similarly situ-ated employee of Mohawk and its subsidiaries; provided, that Mohawk is not required to include Alan Lorberbaum in Mohawk's Supplemental Executive Retirement Plan.

                   The Merger Agreement also provides that Aladdin will maintain the Profit Sharing Plan and Trust of Aladdin (the "Aladdin Profit Sharing Plan") for at least three years after the effective time of the Merger without any amendments that will adversely affect the Aladdin Employees, except as required by law or regulation or with the consent of the Al-addin Benefits Committee. Except as prohibited by law, ei-ther Mohawk or Aladdin will make contributions to the Aladdin Profit Sharing Plan with respect to each plan year that ends before or includes the third anniversary of the Closing Date (but not more than three plan years) in an amount determined by Aladdin's designees to the Aladdin Benefits Committee, in accordance with past practice, but in no event in excess of $2,000,000 in any plan year. If the Aladdin Profit Sharing Plan is terminated, Aladdin Employees will be eligible to participate in the Mohawk Carpet Corporation Retirement Sav-ings Plan on the same terms and conditions as employees of Mohawk, to the extent that they qualify under such Mohawk plan. Pursuant to the Merger Agreement, Mohawk is required to reserve 250,000 shares of Common Stock for grant of stock options to Aladdin Employees following the effective time of the Merger. The options will be granted in such quantities, at such times, and on such terms as are determined by Aladdin's designees to the Aladdin Benefits Committee, sub-ject to the approval of the compensation committee of the Mo-hawk Board of Directors. None of Alan Lorberbaum, Jeffrey Lorberbaum, Shirley Lorberbaum and S.H. Sharpe are eligible to receive any options from such reserved shares.

                   Employment Agreements. Pursuant to the Merger Agreement, Mohawk and Aladdin entered into employment agree-ments with each of Jeffrey Lorberbaum and S.H. Sharpe and a consulting agreement with Alan Lorberbaum. The initial em-ployment agreement with Jeffrey Lorberbaum was for a term of five years and provided for his employment as President and Chief Executive Officer of Aladdin. On January 24, 1995, Jeffrey Lorberbaum assumed the additional position of Presi-dent and Chief Operating Officer of Mohawk. The initial terms of the agreements with S.H. Sharpe and Alan Lorberbaum were two years. The agreement with S.H. Sharpe provided for his employment as Executive Vice President and Chief Finan-cial Officer of Aladdin. All three agreements provided for automatic renewal, unless terminated by Aladdin or the em-ployee. As a result of Mohawk's policy of discontinuing the







         use of written employment contracts, all three agreements were terminated effective February 25, 1996. However, Jef-frey Lorberbaum was retained as President and Chief Executive Officer of Aladdin, and President and Chief Operating Officer of Mohawk, S.H. Sharpe was retained as Executive Vice Presi-dent and Chief Financial Officer of Aladdin and Alan S. Lorb-erbaum was retained as a consultant to Mohawk, on terms de-termined in the discretion of the Compensation Committee of the Mohawk Board of Directors.

                   Indemnification. The Merger Agreement provides that Mohawk shall indemnify the officers, directors and em-ployees of Aladdin, in such capacities, against all losses arising out of the transactions contemplated by the Merger Agreement to the full extent permitted under the law of the State of Georgia and that all rights to indemnification ex-isting in favor of such persons pursuant to Aladdin's Arti-cles of Incorporation and Bylaws, as in effect on the date of the Merger Agreement, with respect to matters occurring at or prior to the effective time of the Merger shall survive for six years after the effective time of the Merger. The Merger Agreement also provides that, for three years after the ef-fective time of the Merger, Mohawk will cause Aladdin to maintain Aladdin's existing directors' and officers' liabil-ity insurance policy with respect to matters occurring prior to the effective time of the Merger, provided (i) that Alad-din may substitute policies of at least the same coverage containing terms no less favorable to the indemnified par-ties, and (ii) that Aladdin will not be obligated to pay an annual premium in excess of 300% of the annual premium pay-ment on Aladdin's current policy in effect as of the date of the Merger Agreement. The parties to the Merger Agreement have also agreed to cooperate and use their respective rea-sonable efforts to vigorously defend against and respond to any action, suit, proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby, and that no such matter in which any of the Initial Reporting Persons or any officer or director of Aladdin at the effec-tive time of the Merger is a named party may be settled with-out the consent of such Initial Reporting Person, officer or director.

                   Subject to certain limitations described in the Merger Agreement, (a) the Initial Reporting Persons, sever-ally and not jointly, in accordance with their proportionate interests in the common stock of Aladdin immediately prior to the effective time of the Merger, agreed, pursuant to the Merger Agreement, to indemnify Mohawk and Aladdin from and against all losses asserted against, imposed upon or incurred








         by Mohawk or Aladdin by reason of or resulting from a breach of any representation or warranty of Aladdin or of such Ini-tial Reporting Person in the Merger Agreement and (b) Mohawk agreed to indemnify the Initial Reporting Persons from and against all losses asserted against, imposed upon or incurred by the Initial Reporting Persons by reason of or resulting from a breach of any representation or warranty of Mohawk or Sub in the Merger Agreement.

                   In addition, Mohawk agreed to indemnify the Initial Reporting Persons from and against any and all losses in ex-cess of $10 million asserted against, imposed upon or in-curred by Mohawk or Aladdin as a result of any adjustment to the tax liability of Mohawk or any of its affiliates in re-spect of taxable years for which Mohawk was a member of the same affiliated group for federal income taxes as Mohasco Corporation and which are the subject of certain notices of proposed adjustment with respect to the year ended December 31, 1988 of the consolidated group of which the former parent corporation of Mohawk is the parent, as set forth in the Merger Agreement (the "Tax Indemnity"). The Tax Indemnity survives the closing indefinitely and without limitation as to amount.

                   Except with respect to the Tax Indemnity, all rights of indemnification under the Merger Agreement have ex-pired and no claims were made thereunder.

                   Shareholders' Representative. Pursuant to the Merger Agreement, each of the Initial Reporting Persons ap-pointed S. H. Sharpe as his attorney-in-fact and agent in connection with the transactions and agreements contemplated by the Merger Agreement with respect to matters subsequent to the effective time of the Merger (the "Shareholders' Repre-sentative"). The Shareholders' Representative has the au-thority:

                   (a) to dispute or to refrain from disputing any claim made by Mohawk or Aladdin under the Merger Agree-ment;

                   (b) to negotiate and compromise any dispute which may arise under, and to exercise or refrain from exer-cising remedies available under, the Merger Agreement and to sign any releases or other documents with respect to such dispute or remedy;

                   (c) to give such instructions and to do such other things and refrain from doing such other things as the








              Shareholders' Representative deems necessary or appro-priate to carry out the provisions of the Merger Agree-ment; and

                   (d) to enter into amendments of the Merger Agree-ment and execute instruments in writing to reflect such amendments.

                   Each of the Initial Reporting Persons will be bound by all agreements and determinations made by and documents executed and delivered by the Shareholders' Representative. The Initial Reporting Persons will jointly and severally in-demnify the Shareholders' Representative for any and all li-ability, loss, cost, damage or expense (including attorneys' fees) incurred or suffered as a result of the performance of his duties under the Merger Agreement, except for gross neg-ligence or willful misconduct.

         Registration Rights Agreement

                   Pursuant to a Registration Rights Agreement, dated February 25, 1994, between the Initial Reporting Persons and Mohawk (the "Registration Rights Agreement"), Mohawk agreed to use its best efforts to effect an initial registration statement (the "Initial Registration Statement") with respect to the shares of Common Stock acquired by the Reporting Per-sons and certain of their transferees (the "Holders") and Mo-hawk further agreed to seek to keep this registration state-ment in effect for three years following the Pooling Date (as defined in the Registration Rights Agreement). Subsequently, Alan S. Lorberbaum, as the holder of at least 50% of the registrable securities, entered into a letter agreement dated March 23, 1994 with Mohawk (the "Letter Agreement"), by which any default under the Registration Rights Agreement was waived that might arise out of the failure of Mohawk to file the Initial Registration Statement within 30 days after the effective date of the Merger, so long as Mohawk uses its best efforts to prepare and file the Initial Registration Statement as soon as practicable after the receipt by Mohawk of the written request of the holders of at least 50% of the registrable securities, and, in any event, within 30 days of such notice. The Initial Registration Statement will permit the Holders to make sales of Common Stock from time to time during the three-year period without an underwritten public offering being conducted.

                   The Registration Rights Agreement also provides for demand registration rights to be granted to Holders. These demand registration rights will permit Holders holding secu-rities having a market value of at least $25 million (or, if less, all remaining registrable securities then outstanding,






         so long as the market value of such remaining securities is at least $5 million) to require Mohawk to effect up to two registered offerings per year. During an initial period (the "Initial Period") of one year following the Pooling Date, the Holders had the right to sell up to $100 million of Common Stock (either pursuant to the Initial Registration Statement or another registration statement), on a priority basis, in effect to the exclusion of registered offerings by Mohawk or other holders of registration rights previously granted by Mohawk. Following the Initial Period, the Holders continue to have demand registration rights and Mohawk will be obli-gated to use its best efforts to seek to include securities held by the Holders in registered offerings effected by Mo-hawk, but Mohawk will retain a priority to effect offerings by Mohawk to the exclusion of offerings registering the secu-rities held by the Holders or by other holders of registra-tion rights previously granted by Mohawk. In addition, fol-lowing the Initial Period, Mohawk may notify Holders holding the requisite amount of registrable securities and seeking to exercise their demand registration rights that Mohawk intends to effect a registered offering, in which event Mohawk's pro-posed offering shall be effected rather than the offering re-quested by the Holders.

                   The Registration Rights Agreement also provides for incidental or "piggyback" registration rights to be granted to the Holders. The incidental rights granted by Mohawk to the Holders under the Registration Rights Agreement provide that, if Mohawk seeks to effect a registered offering, such offering by Mohawk, after the Initial Period, will have pri-ority and if the underwriter of that offering (if underwrit-ten) advises Mohawk that the total amount of securities sought to be included in that offering exceeds the amount that can be successfully offered, then all holders of regis-tration rights granted by Mohawk would participate in the of-fering to the extent permitted by the underwriter on a pro rata basis (based on the number of registrable securities sought to be included in the offering); provided that members of management of Mohawk holding incidental registration rights would only participate after other registration rights holders have been able to sell all of the registrable securi-ties sought to be sold by them in such offering.

         The Partnership Agreement

                   The Partnership Agreement provides that the primary purpose of the Partnership is to invest and reinvest the property contributed to the Partnership or later acquired by the Partnership for current income production and for long term appreciation and to engage in such other activities and business as the general partners deem appropriate. The Part






         nership is to continue until it is dissolved, liquidated, and terminated pursuant to the Partnership Agreement or, if sooner, until December 31, 2075.

                   Except as otherwise specifically provided in the Partnership Agreement, all decisions relating to the business and affairs of the Partnership and all designations and elec-tions required or permitted to be made by the Partnership un-der the Partnership Agreement are to be made by a majority in interest of the general partners. ASL holds a majority in interest of the general partner interest of the Partnership. The general partners are authorized to engage investment ad-visors for the Partnership and to delegate to them full power and authority to decide upon and to order sales of Partner-ship property and to decide upon and to order purchases of assets by the Partnership. Any such delegation of authority may be general or may contain such conditions and restric-tions as may be determined by the general partners. The Partnership Agreement also provides that the limited part-ners, in their capacity as such, shall not participate in the management of the Partnership and shall have no right or au-thority to act for or bind the Partnership or the partners.


































         Other Arrangements

                   The following securities have been pledged to se-cure bank loans or lines of credit: 500,000 shares of Common Stock pledged by the Partnership; 2,595,319 shares of Common Stock pledged by Alan S. Lorberbaum; 160,000 shares of Common Stock pledged by Stephen Sharpe; 135,000 shares of Common Stock pledged by Lynne Mozley; 65,357 shares of Common Stock pledged by Suzanne L. Helen; 60,381 shares of Common Stock pledged by Mark Lorberbaum; 20,000 shares of Common Stock pledged by Joseph Yarbrough, and 350,000 shares of Common Stock pledged by S.H. Sharpe.

                   The foregoing response to this Item 6 is qualified in its entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit 2 hereto and incorpo-rated herein by this reference, the Registration Rights Agreement and the Letter Agreement, the full texts of which are filed as Exhibits 3 and 7 hereto and incorporated herein by this reference and the Partnership Agreement and the First Amendment, the full texts of which are filed as Exhibits 8 and 10 hereto and incorporated herein by this reference.





































         Item 7.  Material to be Filed as Exhibits

                        (1) Joint Filing Agreement (including powers of attorney)*

                        (2)  Agreement and Plan of Merger**

                        (3)  Registration Rights Agreement***

                        (4) Consulting Agreement between Aladdin Mills, Inc., Mohawk Industries, Inc. and Alan S. Lorberbaum****

                        (5) Employment Agreement between Aladdin Mills, Inc., Mohawk Industries, Inc. and Jeffrey L. Lorberbaum*****

                        (6) Employment Agreement between Aladdin Mills, Inc., Mohawk Industries, Inc. and S.H. ("Jack") Sharpe******













         ____________________
         * Previously filed as Exhibit 1 of the Schedule 13D of the Initial Reporting Persons filed on March 7, 1994 and incorpo-rated herein by reference.

         **   Incorporated by reference to Appendix A of the Mohawk
         Registration Statement on Form S-4 (Registration No. 33-
         74220) as filed with the Securities and Exchange Commission on January 26, 1994 (the "Mohawk S-4").

         ***  Incorporated by reference to Exhibit 10(a) of the Mohawk
         S-4.

         **** Incorporated by reference to Exhibit 10(f) of the Mohawk
         S-4.

         ***** Incorporated by reference to Exhibit 10(g) of the Mo-hawk S-4.

         ****** Incorporated by reference to Exhibit 10(e) of the Mo-hawk S-4.











                        (7) Letter Agreement between Alan S. Lorberbaum and Mohawk Industries, Inc. dated March 23, 1994*

                        (8) Limited Partnership Agreement of Aladdin Partners, L.P. dated March 29, 1996

                        (9) Amendment to Joint Filing Agreement (in-cluding powers of attorney)

                        (10) First Amendment of Partnership Agreement of
                             Aladdin Partners, L.P., dated April 16, 1996



































         ____________________
         * Incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q of Mohawk for the period ended July 2, 1994.




                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  June 26, 1996


                                  /s/ Alan S. Lorberbaum
                                 ALAN LORBERBAUM


                                                  *
                                 SHIRLEY LORBERBAUM


                                                  *
                                 JEFFREY LORBERBAUM


                                  /s/ S.H. Sharpe
                                 S.H. SHARPE


                                                  *
                                 MARK LORBERBAUM


                                                  *
                                 SUZANNE L. HELEN



                                 THE JEFFREY LORBERBAUM LIFE TRUST


                                 By               *
                                    Mark Lorberbaum
                                    Trustee


                                 By /s/ S.H. Sharpe
                                    S.H. Sharpe
                                    Trustee


                                 By               *
                                    Barry L. Hoffman
                                    Trustee









                                 THE MARK LORBERBAUM LIFE TRUST


                                 By /s/ S.H. Sharpe
                                    S.H. Sharpe
                                    Trustee


                                 By               *
                                    Barry L. Hoffman
                                    Trustee


                                 THE SUZANNE L. HELEN LIFE TRUST


                                 By /s/ S.H. Sharpe
                                    S.H. Sharpe
                                    Trustee


                                 By               *
                                    Barry L. Hoffman
                                    Trustee


                                                  *
                                 JOSEPH YARBROUGH


                                                  *
                                 STEPHEN SHARPE


                                                  *
                                 LYNNE MOZLEY






















                                 THE BRIAN LORBERBAUM ACCUMULATION TRUST


                                 By               *
                                    Mark Lorberbaum
                                    Trustee


                                 By               *
                                    Barry L. Hoffman
                                    Trustee


                                 THE LAUREN A. LORBERBAUM ACCUMULATION
                                 TRUST


                                 By               *
                                    Mark Lorberbaum
                                    Trustee


                                 By               *
                                    Barry L. Hoffman
                                    Trustee



                                 THE KATHERINE N. HELEN ACCUMULATION
                                 TRUST


                                 By               *
                                    Mark Lorberbaum
                                    Trustee


                                 By               *
                                    Jeffrey Lorberbaum
                                    Trustee



                                 THE JAN ERIK HELEN ACCUMULATION TRUST


                                 By               *
                                    Mark Lorberbaum
                                    Trustee






                                 By               *
                                    Jeffrey Lorberbaum
                                    Trustee


                                                  *
                                 BARRY L. HOFFMAN



                                 ALADDIN PARTNERS, L.P.

                                 By ASL Management Corporation,
                                     a General Partner


                                    By /s/ Alan S. Lorberbaum
                                       Alan S. Lorberbaum
                                       Chief Executive Officer



                                 ASL MANAGEMENT CORPORATION


                                 By /s/ Alan S. Lorberbaum
                                    Alan S. Lorberbaum
                                    Chief Executive Officer


         * By /s/ S.H. Sharpe
             S.H. Sharpe, as
             attorney-in-fact
















































                                    SCHEDULE I




































                                    SCHEDULE I
                                    ----------
                                                        Sole
                                Percent                Voting       Shared
                                   of                    and        Voting
                     Beneficial Outstand-   Record     Dispos.        and
 Name                Ownership(1)   ing(2) Ownership    Power   Dispos. Power(3)
 ----                ---------- ---------  ---------  --------  -------------

 Alan S. Lorberbaum 12,195,319(4)  35.5%  2,595,319  2,595,319    9,600,000(4)

 Shirley Lorberbaum  9,600,100(5)  27.9%        100        100    9,600,000(5)

 Jeffrey Lorberbaum    421,417(6)   1.2%    411,417    411,417            0

 Mark Lorberbaum        87,281(7)    .3%     60,381     65,281            0

 Suzanne L. Helen       65,357(8)    .2%     65,357     65,357            0

 S.H. Sharpe           351,821(9)   1.0%    351,821    351,821            0

 Joseph Yarbrough       53,000(10)   .2%     50,000     50,000            0

 The Jeffrey Lorberbaum
   Life Trust                0        0%          0          0            0

 The Mark Lorberbaum
   Life Trust                0        0%          0          0            0

 The Suzanne L. Helen
   Life Trust                0        0%          0          0            0

 Stephen Sharpe        179,338(11)   .5%    162,138    169,338(12)   10,000(13)

 Lynne Mozley          174,538(14)   .5%    162,138    164,538(15)   10,000(16)

























                                    SCHEDULE I
                                    ----------
                                                        Sole
                                Percent                Voting       Shared
                                   of                    and        Voting
                     Beneficial Outstand-   Record     Dispos.        and
 Name                Ownership(1)   ing(2) Ownership    Power   Dispos. Power(3)
 ----                ---------- ---------  ---------  --------  -------------

 The Lauren A. Lorberbaum
   Accumulation Trust       0         0%          0          0           0

 The Brian Lorberbaum
   Accumulation Trust       0         0%          0          0           0

 The Katherine N. Helen
   Accumulation Trust       0         0%          0          0           0

 The Jan Erik Helen
   Accumulation Trust       0         0%          0          0           0

 Barry L. Hoffman   9,603,000(17)  28.0%          0     3,000(18) 9,600,000(17)

 Aladdin Partners,
   L.P.             9,600,000      27.9%  9,600,000          0    9,600,000

 ASL Management
   Corporation      9,600,000(19)  27.9%          0          0    9,600,000(19)































         --------------------
         (1) Shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person. The Reporting Persons disclaim beneficial ownership of certain of these shares, as is more fully set forth in
               Item 5 of this schedule.

         (2) Based on 34,350,572 shares of Common Stock outstanding as of May 1, 1996 as disclosed in Mohawk's Quarterly Report on Form 10-Q for the period ended March 30, 1996.

         (3)   Shares of Common Stock over which the respective
               Reporting Person may be deemed to have shared voting and dispositive power.

         (4) Includes 9,600,000 shares held by Aladdin Partners, Inc. (the "Partnership"). Mr. Alan S. Lorberbaum, as a direc-tor of ASL Management Corporation ("ASL"), the majority general partner of the Partnership, may be deemed to share voting and dispositive power with respect to all such shares. Does not include 100 shares of Common Stock owned of record by Mrs. Shirley Lorberbaum, Mr. Alan S. Lorberbaum's wife.

         (5) Includes 9,600,000 shares held by the Partnership. Mrs. Shirley Lorberbaum, as a director of ASL, the majority general partner of the Partnership, may be deemed to share voting and dispositive power with respect to all such shares. Does not include 2,595,319 shares of Common Stock owned of record by Mr. Alan S. Lorberbaum, Mrs. Lorberbaum's husband.

         (6) Includes 10,000 shares subject to options exercisable within 60 days. Does not include 9,600,000 shares held by the Partnership, of which Jeffrey Lorberbaum is a minority general partner.

         (7) Includes 4,900 shares of Common Stock held in a brokerage account and 22,000 shares of Common Stock which are the subject of option contracts purchased by Mark Lorberbaum, exercisable immediately, 16,000 of which expire on the third Friday in August 1996 and 6,000 of which expire on the third Friday of November 1996. Does not include 9,600,000 shares held by the Partnership, of which Mark Lorberbaum is a minority general partner.

         (8) Does not include 9,600,000 shares held by the Partnership, of which Suzanne Helen is a minority general partner.











         (9) Does not include 9,600,000 shares held by the Partnership, of which S.H. Sharpe is a minority general partner.

         (10) Includes 3,000 shares subject to options exercisable within 60 days.

         (11) Includes 2,400 shares held by The Lauren Kyle Mozley Trust, 2,400 shares held by The Austin Hamilton Mozley Trust, and 2,400 shares held by The Jacob Stephen Mozley Trust with respect to each of which Mr. Stephen Sharpe, as sole Trustee, holds sole voting and dispositive power, and 10,000 shares held by The S.H. Sharpe Grandchildren Trust, over which Mr. Stephen Sharpe, as Co-Trustee, has shared voting and dispositive power.

         (12) Includes 2,400 shares held by The Lauren Kyle Mozley Trust, 2,400 shares held by The Austin Hamilton Mozley Trust, and 2,400 shares held by The Jacob Stephen Mozley Trust with respect to each of which Mr. Stephen Sharpe, as sole Trustee, holds sole voting and dispositive power.

         (13) Shares held by The S.H. Sharpe Grandchildren Trust, over which Mr. Stephen Sharpe, as Co-Trustee, shares voting and dispositive power.

         (14) Includes 2,400 shares held by The David Hamilton Sharpe Trust, over which Mrs. Mozley, as sole Trustee, has sole voting and dispositive power, and 10,000 shares held by The S.H. Sharpe Grandchildren Trust, over which Mrs. Moz-ley, as Co-Trustee, shares voting and dispositive power.

         (15) Includes 2,400 shares held by The David Hamilton Sharpe Trust, over which Mrs. Mozley, as sole Trustee, has sole voting and dispositive power.

         (16) Shares held by The S.H. Sharpe Grandchildren Trust, over which Mrs. Mozley, as Co-Trustee, shares voting and dis-positive power.

         (17) Includes 9,600,000 shares held by the Partnership. As a director of ASL, the majority general partner of the Partnership, Barry Hoffman may be deemed to share voting and dispositive power with respect to all such shares.

         (18) Shares beneficially owned by Barry L. Hoffman in an em-ployee benefit plan.

         (19) Shares held by the Partnership. ASL, as the majority general partner of the Partnership, shares voting and dispositive power with respect to all such shares.






                                  EXHIBIT INDEX
                                  -------------


         EXHIBIT
         -------

         (1)  Joint Filing Agreement (including powers of attorney)*

         (2)  Agreement and Plan of Merger**

         (3)  Registration Rights Agreement***

         (4) Consulting Agreement between Aladdin Mills, Inc., Mohawk Industries, Inc. and Alan S. Lorberbaum****

         (5) Employment Agreement between Aladdin Mills, Inc., Mohawk Industries, Inc. and Jeffrey L. Lorberbaum*****

         (6) Employment Agreement between Aladdin Mills, Inc., Mohawk Industries, Inc. and S.H. ("Jack") Sharpe******
















         ____________________
         * Previously filed as Exhibit 1 of the Schedule 13D of the Initial Reporting Persons filed on March 7, 1994 and incorpo-rated herein by reference.

         **   Incorporated by reference to Appendix A of the Mohawk
         Registration Statement on Form S-4 (Registration No. 33-
         74220) as filed with the Securities and Exchange Commission on January 26, 1994 (the "Mohawk S-4").

         ***  Incorporated by reference to Exhibit 10(a) of the Mohawk
         S-4.

         **** Incorporated by reference to Exhibit 10(f) of the Mohawk
         S-4.

         ***** Incorporated by reference to Exhibit 10(g) of the Mo-hawk S-4.

         ****** Incorporated by reference to Exhibit 10(e) of the Mo-hawk S-4.






         (7) Letter Agreement between Alan S. Lorberbaum and Mohawk Industries, Inc. dated March 23, 1994*

         (8) Limited Partnership Agreement of Aladdin Partners, L.P. dated March 29, 1996

         (9) Amendment to Joint Filing Agreement (including powers of attorney)

         (10) First Amendment of Partnership Agreement of Aladdin
              Partners, L.P., dated April 16, 1996








































         ____________________
         * Incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q of Mohawk for the period ended July 2, 1994.

                                      -52-